SEACOR Marine Holdings Inc.
7910 Main Street, 2nd Floor
Houma, LA 70360
May 9, 2017

Via EDGAR and Facsimile

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:    Susan Block, Attorney-Advisor

Re:	Request for Acceleration of Effectiveness
SEACOR Marine Holdings Inc.
Registration Statement on Form 10 (No. 001-37966 (the “Registration Statement”)

Ladies and Gentlemen:
SEACOR Marine Holdings Inc. (the “Company”) hereby requests that the effectiveness for the above-captioned Registration Statement be accelerated to 3:00 pm, Eastern Daylight Time, on May 11, 2017, or as soon thereafter as practicable. In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), the reasons for this request are as follows: the Company expects that its distribution from SEACOR Holdings Inc. will occur on or about June 1, 2017. In order to achieve the Company’s business objectives, it is critical that the Registration Statement be declared effective as requested herein and, accordingly, we greatly appreciate the staff’s efforts to accommodate the Company’s timeline.
We request that we be notified of such effectiveness by a telephone call to Brett Nadritch of Milbank, Tweed, Hadley & McCloy LLP at (212) 530-5301, and that such effectiveness be confirmed in writing and delivered to the same by fax at (212) 822-5301.

Very truly yours,
SEACOR Marine Holdings Inc.

By:	/s/ MATTHEW CENAC
Name:	Matthew Cenac
Title:	Executive Vice President and Chief Financial Officer